New York - AG	November 12, 2020
Toronto – FR
Frankfurt – FMV

First Majestic to Appeal Circuit Court Decision to Nullify APA

Vancouver, BC, Canada – First Majestic Silver Corp. ("First Majestic" or the "Company") announced today that its Mexican subsidiary Primero Empresa Minera, S.A. de C.V. (“PEM”) has now been provided with written reasons for the decision made on September 23, 2020 by the Mexican Federal Court on Administrative Matters (“Federal Court”), nullifying the Advance Pricing Agreement (“APA”) concluded in 2012 between PEM and the Mexican tax authority, Servicio de Administracion Tributaria (“SAT”).

The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons (i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and (ii) SAT’s failure to request from PEM certain additional information before issuing the APA. The Company’s legal advisors having now reviewed the written reasons continue to be of the view that the Federal Court’s decision is flawed both due to procedural irregularities and failure to address the relevant evidence and legal authorities. The Company intends to appeal the decision to the Circuit Courts by the December 1, 2020 deadline.

The Company continues to seek an amicable resolution of its dispute with the Government of Mexico including by diplomatic channels of resolution. In addition, as previously disclosed, on May 13, 2020 the Company served a Notice of Intent to Submit a Claim on the Government of Mexico under the provisions of the North American Free Trade Agreement (“NAFTA”). The Company therefore continues to maintain the option of seeking a resolution of its dispute with the Government of Mexico through international arbitration.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 11.0 to 11.7 million silver ounces or 21.4 to 22.9 million silver equivalent ounces in 2020.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: appeals of judgments; resolution of claims; arbitration proceedings; commercial mining operations; the timing and amount of estimated future production;. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies, governments, courts and society, actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; availability of courts and arbitral panels; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

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